Exhibit 99.1

March 22, 2016

Liberty Media Corporation Announces Special Meeting of Stockholders

Liberty Media Corporation (Nasdaq: LMCA, LMCB, LMCK) will be holding a Special Meeting of Stockholders on April 11, 2016 at 1:30 p.m., M.D.T., at the corporate offices of Starz, 8900 Liberty Circle, Englewood, Colorado 80112. The record date for the meeting is 5:00 p.m., New York City time, on February 22, 2016.   At this special meeting, holders will be asked to vote on several proposals related to the creation of the new tracking stocks.  The distribution ratios and other relevant information regarding the new tracking stocks are available in the Form S-4 filed on February 18, 2016 and declared effective by the SEC on February 19, 2016.  The completion of the tracking stock restructuring is contingent upon (among other things, including the requisite stockholder approval) receipt of an opinion from counsel regarding the tax free nature of the transaction. Following the special meeting, Liberty Media’s President and CEO, Greg Maffei, may make observations regarding the company's financial performance and outlook and the proposed creation of the tracking stocks.

The meeting will be broadcast live via the Internet. All interested persons should visit the Liberty Media Corporation website at http://www.libertymedia.com/events to register for the webcast.  An archive of the webcast will also be available on this website for one year after appropriate filings have been made with the SEC.

About Liberty Media Corporation

Liberty Media Corporation (Nasdaq: LMCA, LMCB, LMCK) operates and owns interests in a broad range of media, communications and entertainment businesses, including its subsidiaries SiriusXM and Braves Holdings, LLC, its interest in Live Nation Entertainment, and minority equity investments in Time Warner Inc. and Viacom.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of Liberty’s existing common stock or Liberty’s proposed Braves Group tracking stock, SiriusXM Group tracking stock or Media Group tracking stock. The offer and sale of shares of the proposed tracking stocks will only be made pursuant to Liberty’s effective registration statement. Liberty stockholders and other investors are urged to read the registration statement filed with the SEC regarding the proposed tracking stocks, including the proxy statement/prospectus contained therein, because they contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the tracking stocks. Information regarding the directors and executive officers of

Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, are available in the definitive proxy materials with respect to the creation of the proposed tracking stocks on file with the SEC.

Liberty Media Corporation
Courtnee Chun, 720-875-5420

Source: Liberty Media Corporation